UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF: 90.400.888/0001-42

NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in attendance to the Official Letter nº 345/2018/SAE, received on March 7, 2018, in which B3, within the scope of the Cooperation Agreement signed by the CVM and B3 on December 13, 2011, requests clarifications on two information contained in the news piece published by the newspaper Valor Econômico on March 7, 2018, under the heading “Santander loses in Carf lawsuit against R$ 9 billion collection”, clarifies the following.

I. OFFICIAL LETTER nº 345/2018 - SAE:

“March 7, 2018

345/2018-SAE

Banco Santander (Brasil) S.A.

To Mr. Angel Santodomingo Martell

Investor Relations Officer

Ref.: Request for clarification on news in the press

Dear Sirs,

In the news published in the newspaper Valor Econômico, on March 7, 2018 under the heading “Santander loses in Carf lawsuit against R$ 9 billion collection”, there are, among others, information that Banco Santander lost a dispute of R$ 9 billion with the Internal Revenue Service in the Administrative Council of Tax Resources (Carf). The process involves the purchase of ABN Amro.

We request the company’s statement on the items indicated until March 8, 2018, with your confirmation or not, as well as other information deemed relevant.

 (...)”

II. CLARIFICATIONS MADE BY SANTANDER BRASIL:

1.     The News piece deals with the administrative proceeding n° 16327.720550/2013-29, in which the parties discuss the responsibility of Santander Brasil for the non-withholding of income tax in the alleged capital gain obtained by a foreign investor in the merger of shares of Banco ABN AMRO Real S.A.

2.     The decision mentioned in the news piece was issued by the first instance of the CARF, being subject to appeal in the same body and later questioning in the judicial courts.

3.     According to the analysis of our legal councils and external advisors the probability of loss is considered as remote, especially regarding the questioning before the Federal Court and any impact in its financial statements is disregarded.

Santander Brasil will keep its shareholders and the market informed of any relevant information.

São Paulo, March 7, 2018.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 7, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer